Exhibit (a)(1)(F)

FORM OF NOTICE EMAIL ANNOUNCING FINAL OFFER TERMS

From:	Equity@udemy.com

Date:	August , 2022

To:	Eligible Participants

August 6, 2022 (Saturday) is the last day to elect to exchange your Eligible Awards as part of the Udemy, Inc. Offer to Exchange Certain Outstanding Awards for New Restricted Stock Units (referred to as the “offer”). The offer is scheduled to expire at 6:00 p.m., U.S. Pacific Time, on August 6, 2022.

Eligible Awards

We are sending this communication to you to remind you of the pending expiration of the offer and to notify you that the closing price of a Share of our Common Stock on Nasdaq today was US$____. As previously communicated to you, stock options to purchase Shares of our Common Stock (each an “option”) and stock appreciation rights covering Shares of our Common Stock (each a “SAR”) with a per Share exercise price equal to or greater than U.S. $11.13 that are outstanding as of July 11, 2022 and remain outstanding and unexercised as of the Expiration Date are considered Eligible Awards.

Participation in the offer is completely voluntary; however, if you would like to participate in the offer, we must receive your election electronically via the Workday platform, properly completed and submitted, on or before the Expiration Date. The Expiration Date will be 6:00 p.m., U.S. Pacific Time, on August 6, 2022, unless we extend the offer. You should have received a launch email from Ken Hirschman, dated July 11, 2022, announcing this offer.

Only elections that are properly completed and submitted and actually received by Udemy on or before the Expiration Date via Workday will be accepted. If you have questions about the offer or would like to receive a copy of the offer and other offer documents, you should post a question in the #udemy-equity Slack channel or email equity@udemy.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Awards for New Restricted Stock Units; and (2) the launch email from Ken Hirschman, dated July 11, 2022, announcing the offer.